Deloitte &Touche LLP 3000 Scotia Centre 700 Second Street S.W. Calgary AB T2P 0S7 Canada Tel: (403) 267-1700 Fax: (403) 920-9341 www.deloitte.ca

June 29, 2007

Alberta Securities Commission
Ontario Securities Commission
Commission des valeurs mobilières du Québec

Dear Sirs/Mesdames:

Re: Zi Corporation

We have read Zi Corporation's Notice of Change of Auditors dated June 28, 2007 (the "Notice"). We confirm that we are in agreement with the statements contained in the Notice as they relate to us.

Yours truly,

Chartered Accountants

Copy to:
Blair Mullin, Zi Corporation
Luana Comin-Sartor, Ernst & Young LLP